

June 13, 2013

Via E-mail
Charles Todd
President and Chief Executive Officer
Sport Stix Inc.
18101 Von Karman Avenue #140-121
Irvine, CA  92612

> **Re:  Sport Stix Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 10, 2013**
> **File No. 333-186355**

Dear Mr. Todd:

We have reviewed your amended registration statement and letter both filed
June 10, 2013, and have the following comments.  In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the
requested information.  If you do not believe our comments apply to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

After reviewing any amendment to your registration statement and the information you
provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition
and Results of Operation, page 15

1.  Please refer to prior comment three. As previously requested, please provide disclosure
    that explains the factors determining the level and variation in your stock compensation
    expense for each period presented.

Financial Statements
Note 3—Capital Stock, page F-11

2.  Please refer to prior comment four. Please provide disclosure that explains the terms
    governing your service arrangement with US Affiliated and your basis for recognizing
    $247,000 of stock compensation expense in the three months ended January 31, 2013
    instead of over the 12-month performance period. Also, tell us your basis for not
    recognizing any of this expense in 2012, when as you indicated, US Affiliated began to

perform the related services under this arrangement. Revise your disclosure on page F-9 for stock-based compensation, accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Senior Staff Accountant, at (202) 551-4364 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Daniel Greenspan, Legal Branch Chief, at (202) 551- 3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Dennis Brovarone, Esq.